Exhibit 99(a)

ITW NEWS RELEASE

ITW's Board of Directors Elect Brunner, Martel and Parry to EVP Posts; Kropp Elected to CFO Position; Wooten Elected Senior Vice President and General Counsel

GLENVIEW, ILLINOIS—(October 27, 2006)—Illinois Tool Works Inc. (NYSE: ITW) today announced that its board of directors elected a number of senior managers to key positions within the company. Robert E. Brunner, Roland M. Martel and David C. Parry were elected executive vice presidents. In addition, Ronald D. Kropp was elected senior vice president and chief financial officer and James H. Wooten, Jr. was elected senior vice president, general counsel and corporate secretary.

Mr. Brunner, 49, has been promoted to executive vice president of the automotive fastener businesses worldwide. He has been with ITW since 1980 and has held a series of sales and general management roles within the automotive fastener units. Mr. Brunner was named president of the North American automotive metal fasteners in 2002 and president of global automotive fasteners in 2005. He is a graduate of the University of Illinois and holds an MBA from Baldwin-Wallace College.

Mr. Martel, 52, has been promoted to executive vice president of the global automotive components businesses. During his 12 year tenure with ITW, he served in a variety of operating positions before becoming president of drawn metal components in 2001 and president of the global automotive component businesses in 2005. He is a graduate of Colby College and earned an MBA from Cornell University.

Mr. Parry, 53, has been promoted to executive vice president of the polymers and fluids businesses. Following a 17-year career with a U.K. chemicals company, Mr. Parry joined ITW in 1994. He became vice president and general manager of performance polymers in 2001 and president of performance polymers in 2004. He holds a series of advanced degrees in chemistry from Manchester University.

Mr. Kropp, 41, has been promoted to senior vice president and chief financial officer. Following six years in public accounting, Mr. Kropp joined ITW in 1993 and was named director of corporate accounting in 1998. He became vice president and controller for financial reporting in 2002. He replaces Jon C. Kinney, who retired from the company as CFO in August of 2005. Mr. Kropp holds a BS in accounting from Northern Illinois University. He also is a Certified Public Accountant.

Mr. Wooten, 58, has been promoted to senior vice president, general counsel and corporate secretary. He was named vice president and general counsel in August of 2005. Prior to his joining ITW in 1988, he worked at Gardner Carton & Douglas in Chicago. He is a graduate of the University of Illinois and received his Juris Doctor from the University of Chicago.

"All of these ITW managers have proven track records of success and we believe their promotions will help support ITW's future growth goals," said Chairman and Chief Executive Officer David B. Speer.

ITW is a $12.8 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The company consists of approximately 700 business units in 48 countries and employs some 50,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com